                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                           EFI Electronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268428-20-8
                      -------------------------------------
                                 (CUSIP Number)

                             Richard G. Brown, Esq.
                      Kimball, Parr, Waddoups, Brown & Gee
                                 P.O. Box 11019
                            Salt Lake City, UT 84147
                            Telephone: (801) 532-7840
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


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                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    2  OF  38  PAGES
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Gaylord K. Swim
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             Not applicable
--------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    529,734
   NUMBER OF          ----------------------------------------------------------
     SHARES               8         SHARED VOTING POWER
  BENEFICIALLY                      835,591 (includes 20,000 shares underlying
   OWNED BY                         currently exercisable warrants)
      EACH            ----------------------------------------------------------
   REPORTING              9         SOLE DISPOSITIVE POWER
     PERSON                         529,734
      WITH            ----------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    835,591 (includes 20,000 shares underlying
                                    currently exercisable warrants)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,325 (includes 20,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                              / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             25.8%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                   INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                 RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                    THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    3  OF   38 PAGES
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Greenwood Management Corporation
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             Not applicable
--------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Utah
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    -0-
   NUMBER OF          ----------------------------------------------------------
     SHARES               8         SHARED VOTING POWER
  BENEFICIALLY                      815,591 (includes 20,000 shares underlying
   OWNED BY                         currently exercisable warrants)
      EACH            ----------------------------------------------------------
   REPORTING              9         SOLE DISPOSITIVE POWER
     PERSON                         -0-
      WITH            ----------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    815,591 (includes 20,000 shares underlying
                                    currently exercisable warrants)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 815,591 (includes 20,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                              / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             15.4%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                   INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                 RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                    THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    4  OF   38 PAGES
-----------------------------                        ---------------------------

This Amendment No. 1 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 7, 1996.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transaction

                  On August 26, 1997, the Issuer, Swim and Hubbell Incorporated, a Connecticut corporation ("Hubbell"), entered into an Agreement (the "Agreement") which provided for the purchase of shares of the Common Stock by Hubbell from the Issuer. As part of the Agreement, Swim agreed that, for so long as Hubbell beneficially owns at least 10% of the Common Stock, Hubbell shall have a right of first refusal on any or all shares of the Common Stock beneficially owned by Swim which Swim or his estate proposes to sell or transfer. Such right of first refusal does not prohibit Swim (a) from transferring shares of the Common Stock without consideration for estate planning purposes, provided that any such transferee agrees in writing to be bound by the rights of first refusal with respect to subsequent transfers or (b) from selling in open market transactions not in excess of 100,000 shares of the Common Stock in any 90 day period.

                  Swim and Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Swim and Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13d.

                  The following information is provided in response to General Instruction C: This item is not applicable to the officers, directors and controlling shareholder of Greenwood because such officers, directors  or  shareholder  are  not  parties  to  the  Agreement.  The officers, directors and controlling shareholder of Greenwood reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. The officers, directors and controlling shareholder of Greenwood presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13d.

Item 5.  Interest in Securities of the Issuer

          (a) The aggregate number of shares of the Common Stock beneficially owned by Swim is 1,365,325 shares, which represents 25.8% of the outstanding shares of the Issuer. The aggregate number of shares of the Common Stock beneficially owned by Greenwood is 815,591 shares, which represents 15.4% of the outstanding shares of the Issuer. The following information is provided in response to General Instruction C: The only officer, director or shareholder of Greenwood who

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    5  OF   38 PAGES
-----------------------------                        ---------------------------

               owns shares of the Common Stock is The Katherine Merrill Swim Family Living Trust, which owns 100,000 shares of the Common Stock. (b) No change.

          (b)      No change.

          (c)      See Item 4 above.

          (d)      No change.

          (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  As part of the Agreement, Swim agreed that, for so long as Hubbell beneficially owns at least 10% of the Common Stock, Hubbell shall have a right of first refusal on any or all shares of the Common Stock beneficially owned by Swim which Swim or his estate proposes to sell or transfer. Such right of first refusal does not prohibit Swim
         (a) from transferring shares of the Common Stock without consideration for estate planning purposes, provided that any such transferee agrees in writing to be bound by the rights of first refusal with respect to subsequent transfers or (b) from selling in open market transactions not in excess of 100,000 shares of the Common Stock in any 90 day period.

Item 7.  Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is a copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                  Attached hereto as Exhibit B is a copy of the Agreement.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    6  OF   38 PAGES
-----------------------------                        ---------------------------

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  September 9, 1997                          /s/ Gaylord K. Swim
                                                  -------------------
                                                  Gaylord K. Swim

                                                  GREENWOOD MANAGEMENT
                                                  CORPORATION, a Utah
                                                  corporation

Date:  September 9, 1997                          By: /s/ Katherine M. Swim
                                                      ---------------------
                                                  Its: President
                                                       --------------------
                                                      (Typed Name and Title)

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    7  OF   38 PAGES
-----------------------------                        ---------------------------

                                INDEX TO EXHIBITS


          Exhibit           Description
      ---------------       ----------------------------------------------------

             A Written agreement relating to the filing of a joint statement as required by Rule 13d-1)f) under the Securities Exchange Act of 1934

             B              Agreement


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                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    8  OF   38 PAGES
-----------------------------                        ---------------------------

                                                                       Exhibit A
                                                                       ---------

                                    AGREEMENT


     The undersigned  agree that this Amendment No. 1 to Schedule 13D of Gaylord
K. Swim and Greenwood Management Corporation relating to shares of common stock of EFI Electronics Corporation shall be filed on behalf of the undersigned.


/s/ Gaylord K. Swim
----------------------------------------
Gaylord K. Swim


GREENWOOD MANAGEMENT
CORPORATION, a Utah corporation



By: /s/ Katherine M. Swim
   ----------------------------------
   Katherine M. Swim, President
   ----------------------------------
     (Name and Title)